FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number:

70437162

NAME OF ASSURED: TWO ROADS SHARED TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of  the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	November 1, 2013
		to 12:01 a.m. on	November 1, 2014

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  July 31, 2014

By

_________________________

Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

Authorization to Extend Fidelity Bond Policy

RESOLVED, that the appropriate officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with extending the Trust’s fidelity bond for a one-month period ending November 1, 2014.